SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                               AEP Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001031103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------          ---------------------------------
CUSIP No. 001031103                            Page 2 of 11 Pages
-------------------------------------          ---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                       I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,150,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,150,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,150,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------          ---------------------------------
CUSIP No. 001031103                            Page 3 of 11 Pages
-------------------------------------          ---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,150,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,150,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,150,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------          ---------------------------------
CUSIP No. 001031103                            Page 4 of 11 Pages
-------------------------------------          ---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     806,600
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                806,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            806,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on February 14, 2005 (as amended by Amendment No. 1 thereto filed on April 21, 2006, and collectively with this Amendment No. 2, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Offshore Fund and the Management Company, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share, of AEP Industries Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to the Offshore Fund, the "Funds"). Mr. Loeb is the Chief Executive Officer of the Management Company. The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock, by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.


Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On August 1, 2006, the Reporting Persons and certain other Funds (collectively, the "Third Point Entities") entered into an agreement (the "Purchase Agreement") with the Company and a wholly owned subsidiary of the Company pursuant to which the Company and its subsidiary agreed to purchase from the Offshore Fund and certain other Funds 850,000 shares of Common Stock. A more detailed description of the agreement is contained in Item 6 below.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment, the Management Company beneficially owns 1,150,000 shares of Common Stock (the "Shares"). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 14.7% of the 7,818,546 shares of Common Stock believed by the Reporting Persons to be outstanding based upon (i) the 8,668,546 shares of Common Stock outstanding as of June 1, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006, as reduced by (ii) the 850,000 shares of Common Stock repurchased by the Company in the transactions reported herein. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Amendment, the Offshore Fund directly beneficially owns 806,600 shares of Common Stock, which represent 10.3% of the total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,150,000 shares of Common Stock held by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting and dispositive power over the 806,600 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B were private transactions effected pursuant to the Purchase Agreement described in Item 6 below.

     Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On August 1, 2006, the Company and AEP Industries Finance Inc. ("AEP Finance"), a wholly owned subsidiary of the Company (together, the "AEP Entities"), entered into an agreement (the "Purchase Agreement") with the Reporting Persons and certain other

Funds (collectively, the "Third Point Entities") pursuant to which the AEP Entities agreed to purchase 850,000 shares of Common Stock from the Offshore Fund and certain other Funds at a price of $36.00 per share. The purchases under the Purchase Agreement were effected on August 2 and August 3, 2006, in accordance with the terms of the Purchase Agreement.

     Under the Purchase Agreement, the Third Point Entities have agreed that, until August 3, 2008, they will not, and will cause their affiliates not to, directly or indirectly acquire (a) any shares of Common Stock or other voting securities of the Company or (b) any rights or options to acquire shares of Common Stock or other voting securities of the Company. In addition, the Third Point Entities agreed that until August 3, 2008, they will not, and will cause their affiliates not to, among other things, (a) engage in any solicitation of proxies or submit any proposal at any annual or special meeting of the stockholders of the Company, (b) form, finance or participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) proposing to take any action prohibited by the standstill provisions of the Purchase Agreement or (c) participate in or undertake any action described in paragraphs
(a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission or file any amendment to the Schedule 13D indicating any plan or proposal to engage in any such action.

     As part of the Purchase Agreement, the Third Point Entities made a request, pursuant to its agreement with the Company dated February 4, 2005, that the Company file a registration statement under the Securities Act of 1933, as amended, to cover the registration of the remaining shares of Common Stock held by the Funds. The Company acknowledged this request and agreed to comply with its registration obligations under the existing agreement, subject to the terms, conditions and limitations contained therein.

     The Third Point Entities and the AEP Entities also agreed to enter into a separate agreement providing for the termination of the right of the Third Point Entities, pursuant to its agreement with the Company dated February 4, 2005, to appoint up to two members of the board of directors of the Company.

     A copy of the Purchase Agreement entered into by and among the Third Point Entities, the Company and AEP Finance is filed herewith and incorporated herein by reference. The description of the Purchase Agreement contained in this Amendment is qualified in its entirety by reference to Exhibit 99.1 hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

  99.1 Purchase Agreement, dated August 1, 2006, made and entered into by and among AEP Industries Inc., AEP Industries Finance Inc., Third Point LLC, Daniel S. Loeb, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Resources L.P., Third Point Offshore Fund, Ltd., Third Point Ultra Ltd. and Third Point Resources Ltd.


             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 3, 2006


                                  THIRD POINT LLC



                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Chief Executive Officer



                                  THIRD POINT OFFSHORE FUND, LTD.



                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Director



                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb



               [SIGNATURE PAGE TO AMENDMENT No. 2 TO SCHEDULE 13D
                      WITH RESPECT TO AEP INDUSTRIES INC.]

                                                Schedule A


                                (Transactions by the Funds in Common Stock
                                        during the past 60 days)




         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        8/2/06                      SELL                         505,000                             36.0000
------------------------ ---------------------------- --------------------------------- -----------------------------------

        8/3/06                      SELL                         345,000                             36.0000
------------------------ ---------------------------- --------------------------------- -----------------------------------

                                                 Schedule B


                                 (Transactions by the Offshore Fund in Common
                                          Stock during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        8/2/06                      SELL                         262,400                             36.0000
------------------------ ---------------------------- --------------------------------- -----------------------------------

        8/3/06                      SELL                         250,000                             36.0000
------------------------ ---------------------------- --------------------------------- -----------------------------------